ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

March 28, 2014

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

  Division of Corporation Finance

Re:	Enable Midstream Partners, LP

Amendment No. 4 to Registration Statement on Form S-1

Filed March 26, 2014

File No. 333-192542

Ladies and Gentlemen:

Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2014 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on November 26, 2013, File No. 333-192542 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 5 marked to show all changes made since the filing of Amendment No. 4 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission

March 28, 2014

The Offering, page 14

1.	We note you state on page 14 that you will not receive any proceeds from the sale of common units by the selling unitholder pursuant to any exercise of the underwriters’ option to purchase additional common units, and that the exercise of said option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units. You also disclose on page 61 your expectation that any increase in the number of common units offered will be sold to the public by ArcLight, but then disclose “[o]n the other hand, if any increase in common units offered to the public is the result of additional common units issued by us…” Please revise throughout the document to clearly disclose if the overallotment of shares that may be purchased by the underwriters will be sold only by ArcLight, will only be newly issued shares sold shares by you, or potentially a combination of both. If you cannot conclude that all additional shares that may be purchased by the underwriters will be sold by ArcLight, please revise within the “The Offering” and “Use of Proceeds” sections to also disclose the additional shares that would be outstanding if the overallotment option was exercised in full and you issued said shares, as well as the impact on the cash that would be needed to pay the minimum quarterly distribution for four quarters and whether your pro forma distributable cash flow for the 12 months ended December 31, 2013 would have been sufficient to pay the minimum quarterly distribution for both common and subordinated units. We may have additional comments upon reviewing your response.

Response: All common units that may be purchased by the underwriters pursuant to the exercise of the underwriters’ option to purchase additional common units will be sold solely by ArcLight. In response to the Staff’s comment, we have deleted the sentences on page 61 that referred to the possibility of ArcLight selling additional common units if the number of common units to be sold in the offering increased. We believe that the remaining disclosure at the bottom of page 61 is helpful to investors since it discloses the impact to our estimated net proceeds in the event that we sell additional common units if the size of the base offering is increased or decreased.

2.	In the amendment to Form S-1 that you filed on March 26, 2014, certain changes were made to the discussion of the overallotment of shares that may be purchased by your underwriters from ArcLight, such as on pages 14 and 61. However, these changes were not included in the draft pages containing pricing related information submitted by you as correspondence on March 26, 2014, such as within the page numbered 62 with the header of “The Offering.” Please note that we cannot finalize our review of your pricing information or of other disclosures contained in your Form S-1 until you provide us with consistent information.

Securities and Exchange Commission

March 28, 2014

Response: We acknowledge the Staff’s comment. As discussed with the Staff, we intend to include the terms of our offering in a subsequent amendment to the Registration Statement.

Capitalization, page 62

3.	Reference is made to the page numbered 62 within the pricing related information submitted by you as correspondence on March 26, 2014 with the header of “Capitalization.” We note the number of units included by you under the Partners’ Capital section of your capitalization table. However, you have presented one aggregate amount entitled “Enable Midstream Partners’ Capital.” Please revise to present the amount of capital allocated to each class of equity holder.

Response: We acknowledge the Staff’s comment and have revised our disclosure on page 62 of Amendment No. 5 accordingly. Concurrently with the filing of Amendment No. 5, we are submitting under separate cover a revised draft of page 62 (“Capitalization”) containing the proposed terms of the offering that is marked against Amendment No. 5.

Dilution, page 64

4.	Reference is made to the page numbered 64 included within the pricing related information submitted by you as correspondence on March 26, 2014 with the header of “Dilution.” With respect to your schedule of the effective consideration contributed by affiliates and purchasers of common units in the offering, we have the following comments:

•

It appears you have utilized your pro forma net tangible book value before the offering as the consideration transferred by affiliates for the purposes of this schedule. Please tell us why you believe this amount best represents the effective cash cost to your affiliates as contemplated within Item 506 of Regulation S-K, and your basis for including or excluding certain items recorded in your financial statements in calculating this amount.

•

It appears the 691,500 shares to be issued to certain directors and officers effective as of the closing of the offering have been excluded from this schedule. Please tell us how you concluded these units should be excluded from this schedule, and whether you believe the units and individuals fall within the scope of this schedule. It appears that inclusion of these units is necessary to provide consistency with your calculation of pro forma net tangible book value per unit after the offering of $17.23. Refer to Item 506 of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered the guidance in Item 506 of Regulation S-K that references the effective cash cost to officers, directors, promoters and affiliated persons of the common equity acquired by them in the past five years. As noted in “Formation Transactions and Partnership Structure” on page 9 of the Amendment No. 5, the common and subordinated units held by CenterPoint Energy and OGE Energy and the

Securities and Exchange Commission

March 28, 2014

common units held by ArcLight were acquired through the contribution of their respective equity interests in the CenterPoint Midstream and Enogex entities at the formation of the Partnership. CenterPoint Energy’s, OGE Energy’s and ArcLight’s respective basis in the predecessor entities represented the net amount of capital, accumulated net income, contributions and distributions over a period of ownership that, in some cases, dated back several decades. As a result, an effective cash cost of the common equity cannot be determined. Accordingly, for purposes of determining the consideration contributed, we have revised the table to include the historical cost basis of the net assets contributed by CenterPoint Energy, plus the total fair value of the consideration exchanged in connection with the acquisition of Enogex (please see page F-20 of Amendment No. 5).

In response to the Staff’s comment in the second bullet above, we have included the 691,500 LTIP common units in the table at the bottom of page 63.

Concurrently with the filing of Amendment No. 5, we are submitting under separate cover a revised draft of page 63 (“Dilution”) containing the proposed terms of the offering that is marked against Amendment No. 5.

Cash Distribution Policy and Restrictions on Distributions, page 65

5.	We note your response to comment 3 in our letter dated March 26, 2014. As you state that estimated distributable cash flow is provided to support your belief that you will generate from operations sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate, please revise or tell us whether and why you believe cash holdbacks contemplated by your general partner, which would reduce the amount of cash available for distribution to pay the minimum quarterly distribution, should not be included as an adjustment to estimated distributable cash flow. In this regard, if you currently anticipate a level of cash holdbacks that would reduce the cash available for distribution below the amount necessary to pay the minimum quarterly distribution, we believe it would be inappropriate to indicate that you expect to generate sufficient cash from your operations to pay the minimum quarterly distribution without also clearly discussing your expectation for cash holdbacks and the alternative sources of funding that you expect to utilize in order to pay the minimum quarterly distribution. Alternatively, if you might reserve distributable cash flow amounts above the amount needed to pay the minimum quarterly distribution, but do not expect to reserve any amounts that would make the cash generated by your operations insufficient to fund the minimum quarterly distribution, we believe this would be important information to clarify for your investors.

Response: During the forecast period, we expect that our general partner will not reserve amounts that impair our ability to pay our minimum quarterly distribution. In response to the Staff’s comment, we have revised our disclosure on page 70 of Amendment No. 5 accordingly.

6.	Please refer to your distributable cash flow tables on pages 69 and 72. We note that you have aggregated the minimum cash distributions to public common unitholders with the cash distributions to ArcLight. To make the cash distributions to purchasers of this offering more transparent and consistent with disclosures elsewhere in your filing, please disaggregate the cash distributions to the public common unitholders from the cash distributions to ArcLight.

Securities and Exchange Commission

March 28, 2014

Response: We acknowledge the Staff’s comment and have revised our disclosure on pages 69 and 72 of Amendment No. 5 accordingly.

Securities and Exchange Commission

March 28, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III
President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission

Jennifer Lopez-Molina, Securities and Exchange Commission

Jarrett Torno, Securities and Exchange Commission

Jennifer Thompson, Securities and Exchange Commission

Gerald M. Spedale, Baker Botts L.L.P.

Jason A. Rocha, Baker Botts L.L.P.

Robert J. Joseph, Jones Day

Sean T. Wheeler, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP